Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on June 18, 2026:

Software Is Going Headless. Money Could Be Next.

By Asheesh Birla, CEO, Evernorth

Every important technology eventually gets the interface it deserves. The internet had hypertext until the browser made it navigable. Mobile computers were a mishmash of clumsy menus until the touchscreen and the App Store turned a phone into something a child could operate. The pattern is consistent: the underlying capability arrives first, and adoption waits until someone solves the interface.

Blockchain has been waiting a long time for an interface that brings it into the mainstream. AI may finally be it. This shift already has a name in enterprise software: headless. The term describes services built to be run by machines rather than people. No screens or buttons, just an interface an agent can call directly. Money is the obvious next step.

Seventeen years after Satoshi Nakamoto published the Bitcoin white paper1 in 2008, blockchain works. Networks run continuously, let anyone transact directly without a bank or intermediary's approval, and in stablecoins alone settle tens of billions of dollars a day. But the primary way an ordinary person interacts with a blockchain has been a “wallet,” a tool that asks them to safeguard a twelve-word seed phrase, paste 42-character addresses, estimate gas fees, and accept that a single mistake is irreversible and uninsured. That is closer to a command line than a product. And the data shows people treat it that way.

Consider the gap between owning crypto and using it. In its 2025 State of Crypto report2, a16z counted roughly 180 million addresses interacting with a blockchain in a single month, but put monthly active users at just 40 to 70 million. That’s a fraction of the more than 700 million people who own crypto worldwide. Hundreds of millions bought in and then did nothing, because doing something is genuinely hard. Chainalysis estimates3 that between 2.3 million and 3.7 million Bitcoin - as much as 11% to 18% of the supply that will ever exist - are likely lost for good, much of it to forgotten keys and misplaced phrases. We built a financial system and then misplaced the password.

For most of crypto’s history, the industry’s answer to this was to ask users to try harder. Learn the terminology. Back up your phrase. Don’t get phished. That approach has a ceiling, and we have hit it.

Now look at what happened in AI. The underlying research has been around for a long time, but the chat interface brought it into the mainstream. ChatGPT reached 800 million weekly active users within three years of launch and roughly 900 million by early 20264. It got there without a user manual because the interface is the most natural one humans have: you describe what you want in words, and the system figures out the rest. AI crossed the chasm blockchain hasn’t. The question worth asking is whether headless AI is the missing interface layer that on-chain finance has been waiting for.

AI and blockchains are good at the things humans find hard. Large language models are tireless at parsing blockchain addresses, simulating a transaction before it executes, reasoning about fees, and flagging the scam that a tired person at midnight would click through. Blockchains, in turn, are close to an ideal environment for software to operate in: programmatic, deterministic, available every hour of every day, and API-native by design.

There is precedent for how quickly a fit like this can scale. Credit cards had existed since the 1950s, but for decades they were a physical-world convenience. E-commerce gave them a reason to go digital, and the effect was significant. The internet moved card spending online, forcing an entirely new payment stack into existence and pulled hundreds of millions of people off cash and checks. Digital payments are now on track to handle nearly 80% of e-commerce by 2028, up from about a third in 2014.5 The rails largely existed. A use case is what made them mainstream.

Markets are suggesting headless AI may be that use case for on-chain finance. Stablecoins moved a record $33 trillion in 20256, rivaling Visa and Mastercard combined. According to Visa's on-chain analytics7, automated systems accounted for roughly 70% of stablecoin transactions in 2025.

The infrastructure for agent-mediated transactions is arriving too. Coinbase introduced the x402 payment standard in 2025 to let software agents pay for services natively on-chain; Chainalysis has tracked8 the volume climbing from near-zero in mid-2025 to more than 100 million agentic payments on Base by early 2026, with Google and Visa since joining the standard-setting effort.

But payments are only the first piece. If agents are going to act like economic participants, they will need the same financial toolkit people do, including lending, borrowing, trading, holding deposits, and owning assets. A person can walk into a bank for that. An agent cannot. It needs a financial stack it can reach in code. That’s blockchain.

McKinsey estimates agentic commerce could represent $3 trillion to $5 trillion globally by 20309. The interface to a blockchain, then, may not turn out to be an app you learn. It may be a model you talk to. The question shifts from “how do I operate this wallet” to “what do I want done.” The agent handles the addresses, the fees and the settlement underneath.

Handing an AI agent the authority to move your money trades one trust problem for another. Custody, authorization limits, auditability and accountability when an autonomous system acts on your behalf are unsolved problems. An interface that makes it effortless to transact also makes it effortless to be wrong at scale. The firms that matter over the next decade will be the ones that make agent-mediated finance possible and in a way a human can understand and override.

The direction is becoming clearer. For a decade we’ve asked people to adapt to the machine. The lesson of every prior computing era, and now of AI, is that adoption arrives when the machine adapts to the person. Blockchain spent seventeen years building rails the world still finds hard to use. The interface that finally makes them usable is already here. It just doesn’t look like a wallet. It looks like a conversation.

Endnotes

1.	Satoshi Nakamoto, “Bitcoin: A Peer-to-Peer Electronic Cash System,” 2008. https://bitcoin.org/bitcoin.pdf

2.	a16z crypto, “State of Crypto Report 2025,” 2025. https://a16zcrypto.com/posts/article/state-of-crypto-report-2025/

3.	Chainalysis lost-Bitcoin estimates, via CoinLedger, “How Much Bitcoin Is Lost Forever?,” 2025. https://coinledger.io/research/how-much-bitcoin-is-lost

4.	TechCrunch, “ChatGPT reaches 900M weekly active users,” 2026. https://techcrunch.com/2026/02/27/chatgpt-reaches-900m-weekly-active-users/

5.	Worldpay, “Global Payments Report 2024,” 2024. https://worldpay.com/en/global-payments-report

6.	Bloomberg, “Stablecoin Transactions Rose to Record $33 Trillion,” 2026. https://www.bloomberg.com/news/articles/2026-01-08/stablecoin-transactions-rose-to-record-33-trillion-led-by-usdc

7.	Visa Onchain Analytics dashboard, 2026. https://visaonchainanalytics.com/

8.	Chainalysis, “x402 and the Rise of Agentic Payments,” 2026. https://www.chainalysis.com/blog/x402-agentic-payments-adoption/

9.	McKinsey & Company (QuantumBlack), “The Agentic Commerce Opportunity,” 2025. https://www.mckinsey.com/capabilities/quantumblack/our-insights/the-agentic-commerce-opportunity-how-ai-agents-are-ushering-in-a-new-era-for-consumers-and-merchants

This content is for informational purposes only and does not constitute investment advice. This post contains forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Evernorth undertakes no obligation to update these statements. Digital assets involve risk, including potential loss of principal. Learn more about Evernorth: https://www.evernorth.xyz/blog-post-03-18-2026

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.